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SEC FILE NUMBER
8-66578

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Charles River Brokerage, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

700 District Avenue
(No. and Street)

Burlington	Massachusetts	01803
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Editha Tenorio	617-664-4509	evtenorio@statestreet.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Editha Tenorio________________________________, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CHARLES RIVER BROKERAGE, LLC______________________________, as of 12/31________________________, 21_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Editha Tenorio

Title: Principal Financial Officer

Based upon the statement from Commission staff (https://www.sec.gov/tm/paper-submission-requirementscovid-19-updates-061820) and difficulties arising from COVID-19, Charles River Brokerage, LLC is making this filing without a notarization.

____

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Charles River Brokerage, LLC
(a wholly-owned subsidiary of Charles River Systems, Inc.)

Financial Statements and Supplementary Information

December 31, 2021

Contents

Building a better
working world

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Managers
Charles River Brokerage, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Charles River Brokerage, LLC (the "Company") as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have been serving the Company since 2018.

February 28, 2022

Charles River Brokerage, LLC
(a wholly-owned subsidiary of Charles River Systems, Inc.)

Statement of Financial Condition

December 31, 2021

Assets		
Cash and cash equivalents	$	13,509,899
Receivable from broker-dealers		2,517,967
Receivable from affiliates		11,129
Other Assets		128,769
Total assets	$	16,167,764
Liabilities and member's equity		
Liabilities:		
Accrued tax liability	$	775,167
Payable to affiliates		304,984
Other accrued expenses and liabilities		117,658
Total liabilities		1,197,809
Member's equity		14,969,955
Total liabilities and member's equity	$	16,167,764

The accompanying notes are an integral part of these financial statements.

Charles River Brokerage, LLC
(a wholly-owned subsidiary of Charles River Systems, Inc.)

Statement of Income

Year Ended December 31, 2021

Revenues:	
Commission	$ 12,358,757
Total revenues	12,358,757
Expenses:	
Compensation	309,931
Service fees	410,110
Professional fees	121,736
Other expenses	43,643
Total expenses	885,420
Income before taxes	11,473,337
Income tax expense	3,107,135
Net income	$ 8,366,202

The accompanying notes are an integral part of these financial statements.

Charles River Brokerage, LLC
(a wholly-owned subsidiary of Charles River Systems, Inc.)

Statement of Changes in Member's Equity

Year Ended December 31, 2021

Balance at January 1, 2021	$	25,903,753
Net income		8,366,202
Reduction: Capital distribution to Charles River Systems, Inc. – Note 9		(19,300,000)
Balance at December 31, 2021	$	14,969,955

The accompanying notes are an integral part of these financial statements.

Charles River Brokerage, LLC
(a wholly-owned subsidiary of Charles River Systems, Inc.)

Statement of Cash Flows

Year Ended December 31, 2021

Cash flows from operating activities	
Net income	$ 8,366,202
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income tax (benefit)	(152,353)
Changes in operating assets and liabilities:	
Decrease in receivable from broker-dealers	447,474
Increase in receivable from affiliates	(3,603)
Decrease in other assets	23,584
Increase in accrued tax liability	115,649
Increase in payable to affiliates	80,785
Increase in other accrued expenses and liabilities	7,534
Net cash provided by operating activities	8,885,272
Cash flows from financing activities	
Capital distribution to Charles River Systems, Inc. – Note 9	(19,300,000)
Net cash used in financing activities	(19,300,000)
Net Decrease in cash and cash equivalents	(10,414,728)
Cash and cash equivalents at beginning of year	23,924,627
Cash and cash equivalents at end of year	$ 13,509,899
Cash paid during the period for taxes	$ 3,143,839

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

December 31, 2021

1. Organization and Description of Business

Charles River Brokerage, LLC (the Company), a Massachusetts single-member limited liability company, is a wholly-owned subsidiary of Charles River Systems, Inc (CRS). CRS is a wholly-owned subsidiary of State Street Corporation (the Parent). The Company was incorporated on March 25, 2004. The Company operates under the terms of a Single Member Operating Agreement dated April 1, 2004, as amended on April 1, 2009. Under this form of organization, CRS's liability for the debts of the Company is limited.

The Company is a broker-dealer registered with the Securities Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investor Protection Corporation (SIPC). The Company is authorized to engage in the following types of business: (i) retailing corporate equity securities over-the-counter, (ii) non-exchange member arranging for transactions in listed equity securities by exchange member and (iii) soft-dollar broker for instructions making soft-dollar payments for research and brokerage services relating to, but not limited to, management systems provided by its Parent and affiliates. The Company enters into Interface Testing and Maintenance Agreements (ITMA) with other broker dealers, whereby the Company receives commissions on certain trades executed by such broker dealers. Since inception, the Company has not earned any revenues acting as a soft-dollar broker.

2. Summary of Significant Accounting Policies

The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Events occurring subsequent to the date of the Financial Statements were evaluated through February 28, 2022, the date the Financial Statements were issued.

Use of Estimates

The preparation of the Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions in the application of certain of our significant accounting policies that may materially affect the reported amounts of assets, liabilities, equity, revenue, and expenses. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents represent cash on deposit with financial institutions. The Company has no restricted cash as of December 31, 2021.

Receivable from and Payable to Affiliates

The receivable from and payable to affiliates reflected in the Company's Statement of Financial Condition are described in further detail in Note 9 to the Financial Statements.

Allowance for Credit Losses

The Company recognizes an allowance for credit losses in accordance with ASU 2016-13, Financial Instruments - Credit Losses (ASC 326). ASC 326 requires immediate recognition of expected credit losses for certain financial assets and off-balance sheet commitments, including trade and other receivables, loans and commitments and other financial assets held at amortized cost at the reporting date, to be measured based on historical experience, current conditions, and reasonable and supportable forecasts. The ASC 326 credit loss was de minimis to the Financial Statements as of December 31, 2021.

Subordinated Liabilities

The Company had no subordinated liability contracts throughout the period or as of December 31, 2021.

Income Taxes

The Company is a disregarded single-member limited liability company for federal, state, and local corporate income tax purposes and, accordingly, was not subject to federal, state, and local corporate income taxes. The Company's results are included in the consolidated return of the Parent.

The Parent allocates income tax expense to the Company as if the Company filed a separate tax return, and the Company pays the Parent for the expense recognized. The Company has computed its income tax provision on a separate entity basis using the liability method in accordance with relevant guidance and its intercompany tax sharing agreement.

Tax Uncertainty

In accordance with relevant accounting guidance, an entity is permitted to recognize the benefit of uncertain tax positions only where the position is "more likely than not" to be sustained in the event of examination by tax authorities based on the technical merits of the position. The maximum tax benefit recognized is limited to the amount that is greater than 50% likely to be realized upon ultimate settlement.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company recognizes revenue from Contracts with Customers. The Company receives shared commissions from other broker dealer customers under its ITMA contracts as its primary revenue source. The ITMA services include fixed pricing based on the usage of various contracted unit types with no other fixed fees. The Company has a contractual right to invoice the customer for the right to receive the contracted consideration based on services performed, therefore the Company has elected to adopt the "as invoiced" practical expedient. The ITMA contracts do not include rebates, minimums or tiered pricing that would preclude the "as invoiced" practical expedient.

The ITMA services revenue is thus recognized on the basis of amounts for which the Company is entitled to invoice, which may include an estimate of current month activity.

Receivable from broker-dealers

Receivable from broker-dealers represents commissions receivable from broker-dealers from the Company's ITMA services. As the broker-dealers are the Company's customers the entire balance is related to revenue from contracts with customers. At December 31, 2021, receivables from broker-dealers were $2,517,967.

3. Income Taxes

The components of income tax expense consisted of the following for the year ended December 31, 2021:

Current income tax expense:	
Federal	$ 2,332,698
State	926,790
Total current expense	3,259,488
Deferred income tax:	
Federal	(108,770)
State	(43,583)
Total deferred expense (benefit)	(152,353)
Total income tax expense	$ 3,107,135

As of December 31, 2021 the Company has deferred tax assets of $128,769 related to deferred revenue.

Pursuant to an intercompany tax-sharing agreement with the Parent, the Company accrues federal and state tax expense, which is also paid to or received from the Parent.

3. Income Taxes (continued)

State income taxes are the significant reconciling items when comparing the reported amount of income tax expense for the year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income.

As of December 31, 2021, the Company has identified no uncertain tax positions. If there were uncertain tax positions, it is the Company's policy to record associated interest and penalties as a component of income tax expense. The earliest year open to examination is 2018.

4. Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Financial assets and liabilities carried at fair value on a recurring basis are categorized based upon a prescribed three-level valuation hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

> *Level 1* – Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market. Examples of Level 1 financial instruments include active exchange-traded equity securities and certain U.S. government securities. At December 31, 2021 there were no financial instruments classified in Level 1.
>
> *Level 2* – Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. At December 31, 2021 there were no financial instruments classified in Level 2.
>
> *Level 3* – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed. At December 31, 2021 there were no financial instruments classified in Level 3.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The inputs or methodology used to value an investment are not necessarily an indication of the risk associated with investing in those securities.

The fair value of highly liquid, short term assets and liabilities, including cash, receivables, payables, and accrued expenses approximates their carrying value given that they are short term in nature or bear interest at current market rates.

5. Contingencies

In the normal course of business the Company receives requests from regulators for information and is subject to regulatory examinations. These examinations may result in fines or penalties. The Company does not expect the outcome of any pending examinations to have a material impact to the financial position, operations, or regulatory capital of the Company.

6. Concentration Risk

The Company provides services to a diverse group of customers, including broker-dealers. Revenues could be adversely affected by any number of market events, such as new entrants into the market space, or economic conditions. As of December 31, 2021, there were five customers who accounted for 48% of the Company's accounts receivable, and one customer who accounted for 10% of the Company's commission revenue.

7. Liquidity Risk Management

The Company holds a significant portion of its assets in cash. As of December 31, 2021, total cash held was $13.5 million which represents 84% of total assets. These assets are represented in Cash and Cash Equivalents on the Statement of Financial Condition. The Company monitors its available cash and cash equivalents to ensure sufficient liquidity to meet operating needs.

8. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the net capital requirements of the SEC's Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934 (Rule 15c3-1). The Company follows the basic method of computing regulatory net capital requirements provided for in Rule 15c3-1. Under the basic method, the Company must maintain net capital equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. The minimum required net capital at December 31, 2021 was $79,854 under the aggregated indebtedness method. At December 31, 2021, the Company's net capital was $12,312,090 which was $12,232,236 in excess of the minimum required net capital under Rule 15c3-1.

Advances to affiliates, dividend payments, distributions and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory bodies.

9. Related Party Transactions

Cash and Cash Equivalents

Included in cash and cash equivalents in the Statement of Financial Condition is cash of $48,158 which is held on deposit at State Street Bank and Trust, an affiliated entity of the Parent.

9. Related Party Transactions (continued)

Expense Allocation

The Company enters into transactions in the ordinary course of business with affiliated entities of the Parent, including CRS. The Parent and its affiliates, including CRS, pay costs related to the Company's personnel, including coverage under the Parent's benefit plans.

The Parent and its affiliates also provide legal, accounting, marketing, information technology, network service costs, rent for the use of office space and equipment to the Company and other administrative support pursuant to service agreements, as amended, between the Company and certain affiliates. Under the terms of the service agreements, as amended, the Company reimburses the Parent affiliates for all services provided.

For the year ended December 31, 2021, the amount paid by the Parent affiliates on behalf of the Company included $410,110 of services fees and $309,931 of compensation expense in the Statement of Income. At December 31, 2021, $304,984 of such costs were payable by the Company to affiliates, and included in payable to affiliates on the Statement of Financial Condition.

Affiliate Based Commission

The Company has an ITMA agreement in place with State Street Global Markets, LLC, an affiliated broker-dealer. For the year ended December 31, 2021, $35,842 was recognized in the Statement of Income as Commission. At December 31, 2021, $8,374 was included in receivable from affiliates on the Statement of Financial Condition.

Income Taxes

The Company paid $3,143,839 of income tax expenses to the Parent as part of an intercompany tax-sharing agreement during the year ended December 31, 2021. The amount paid in 2021 includes $659,518 associated with the 2020 tax year. The income tax expenses reflected in the Company's Statement of Income are described in further detail in Note 3 to the Financial Statements. At December 31, 2021, the remaining income tax amount payable to the Parent is $775,167 and reflected on the Statement of Financial Condition.

Capital Distribution

In June 2021, pursuant to a resolution of the Company's Board of Managers and with prior written notice to FINRA in accordance with Rule 15c3-1, the Company made a capital distribution to its parent CRS, decreasing its equity in 2021 by $19,300,000 as reflected in the Company Statement of Changes in Member's Equity.

10. Recent Accounting Developments

The Company did not adopt any new accounting standards in 2021 that had a material impact to our financial statements.

Supplementary Information

Charles River Brokerage, LLC
(a wholly-owned subsidiary of Charles River Systems, Inc.)

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2021

Member’s equity	$ 14,969,955
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable	2,517,967
Other assets	139,898
Net capital before haircuts on securities positions (tentative net capital)	12,312,090
Less: haircuts on securities	-
Net capital	$ 12,312,090
Basic net capital requirement:	
Greater of:	
6-2/3% of aggregate indebtedness of $1,197,809 or minimum dollar ($5,000)	$ 79,854
Net capital requirement	79,854
Excess net capital	$ 12,232,236

There were no material differences between the Computation of Net Capital included in this report and the corresponding schedule included in the Company’s Amended Part IIA FOCUS Filing and reconciliation as of December 31, 2021.

Schedule II

Charles River Brokerage, LLC

(a wholly-owned subsidiary of Charles River Systems, Inc.)

Statement Pursuant to SEC Rule 17a(5)
Computation for Determination of the Reserve Requirements under §240.15c3-3

December 31, 2021

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Schedule III

Charles River Brokerage, LLC
(a wholly-owned subsidiary of Charles River Systems, Inc.)

Statement Pursuant to SEC Rule 17a(5)
Information Relating to the Possession or Control Requirements under §240.15c3-3

December 31, 2021

The Company is relying on relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and therefore is not required to make a computation of possession or control of securities.

Charles River Brokerage, A State Street Company
700 District Avenue
Burlington, MA 01803 USA

February 28, 2022

Charles River Brokerage, LLC Exemption Report

Charles River Brokerage, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended 31 December 2021 without exception.

____
Charles River Brokerage, LLC

I, Editha Tenorio, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Editha Tenorio

Title: Principal Financial Officer

Date: 2/28/2022

Building a better working world

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Managers and Management
Charles River Brokerage, LLC

We have reviewed management's statements, included in the accompanying Charles River Brokerage, LLC Exemption Report, in which Charles River Brokerage, LLC (the Company) stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended 31 December 2021 without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company’s compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management’s statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2022

Building a better
working world

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Managers and Management
Charles River Brokerage, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Charles River Brokerage, LLC ("Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with corresponding wire transfers. No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2021. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments provided to us by representatives of the Company. No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the

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procedures performed. We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young, LLP

Ernst & Young LLP

February 28, 2022